THE GREG MILLER PROJECT, LLC

SUBSCRIPTION AGREEMENT FOR

CLASS C UNITS

(Including investment representations)

IMPORTANT:

This document contains significant representations.
Please read carefully before signing.

The Greg Miller Project, LLC
Attn: Gregory D Miller, President
3820 North Broadway Avenue
Rochester, MN 55906

TO THE GREG MILLER PROJECT, LLC:

I,_____, desire to apply for the purchase of the number of Class C Membership Units ("Class C Units") set forth below in The Greg Miller Project, LLC, a Minnesota limited liability company (the "Company").

I understand that this Subscription Agreement is conditioned upon the Company's acceptance of subscriptions. In the event subscriptions and funds have not been accepted on or before _____, 2018, the offering will be terminated and this Subscription Agreement will be promptly cancelled and any funds received from me will be returned to me. If this Subscription Agreement has been accepted, the limited liability company interests subscribed to hereby shall be issued to me in the form of Class C Units. Each such Class C Unit subscribed for will represent a $1.00 capital commitment.

1. **Residence.** I am a bona fide resident of (or, if an entity, the entity is domiciled in) the State of _____.

2. **Subscription**.

   a. I hereby subscribe to purchase Class C Units, and to make a capital contribution to the Company in the amount of $_____, representing the purchase price of $1.00 for each Class C Unit subscribed.

   b. I am enclosing a check made payable to "The Greg Miller Project, LLC" in the amount set forth above or have wired the Aggregate Purchase Price of the Units to:

   Bank Name:_____
   ABA/Routing Number:_____
   BNF (Beneficiary):_____
   The Greg Miller Project, LLC Account
   Number:_____
   FBO (Insert Investor's Name):_____

c.   I acknowledge that this subscription is contingent upon acceptance by the Company, and that the Company has the right to accept or reject subscriptions in whole or in part.

3.   **Representations of Investor**.

a.   I have reviewed a copy of the Form C Offering Statement, dated _____, 2018 and all attachments thereto (the "Offering Statement"), relating to the offering of the Class C Units.

b.   I have carefully read the Offering Statement, including the section entitled "Risk Factors", and have relied solely upon the Offering Statement and investigations made by me or my representatives in making the decision to invest in the Company. No statement, printed material or inducement has been given or made by any person associated with the offering of the Class C Units which was contrary to the information in the Offering Statement.

c.   I have been given access to full and complete information regarding the Company (including the opportunity to meet with the founders of the Company and review all the documents described in the Offering Statement and such other documents as I may have requested in writing) and have utilized such access to my satisfaction for the purpose of obtaining information in addition to, or verifying information included in, the Offering Statement.

d.   I understand that in completing this Subscription, I will also be subject to the terms and conditions of the Operating Agreement of the Company dated _____, 2018 (the "Operating Agreement"), a copy of which has been provided to me.

e.   I am experienced and knowledgeable in financial and business matters, capable of evaluating the merits and risks of investing in the Class C Units, and do not need or desire the assistance of a knowledgeable representative to aid in the evaluation of such risks (or, in the alternative, I have used a knowledgeable representative in connection with my decision to purchase the Class C Units).

f.   I understand that an investment in the Class C Units is highly speculative and involves a high degree of risk. I believe the investment is suitable for me based on my investment objectives and financial needs. I have adequate means for providing for my current financial needs and personal contingencies and have no need for liquidity of investment with respect to the Class C Units. I can bear the economic risk of an investment in the Class C Units for an indefinite period of time and can afford a complete loss of such investment.

g.   I understand that there will be no market for the Class C Units, that there are significant restrictions on the transferability of the Class C Units and that for these and other reasons, I may not be able to liquidate an investment in the Class C Units for an indefinite period of time.

h.   I have been advised that the Class C Units have not been registered under the Securities Act of 1933, as amended ("Securities Act"), and are offered pursuant to an exemption from registration under United States federal securities law. I understand that the Company's reliance on such exemptions is predicated in part on my representations to the Company contained herein.

4.   **Investment Intent; Restrictions on Transfer of Securities**.

     a.   I understand that (i) there will be no market for the Class C Units, (ii) the purchase of the Class C Units is a long-term investment, (iii) the transferability of the Class C Units is restricted, and (iv) the Class C Units may be sold by me only pursuant to the Operating Agreement and applicable state and federal securities laws.

     b.   I represent and warrant that I am purchasing the Class C Units for my own account, for long term investment, and without the intention of reselling or redistributing the Class C Units. The Class C Units are being purchased by me in my name solely for my own beneficial interest and not as nominee for, on behalf of, for the beneficial interest of, or with the intention to transfer to, any other person, trust, or organization, and I have made no agreement with others regarding any of the Class C Units. My financial condition is such that it is not likely that it will be necessary for me to dispose of any of the Class C Units in the foreseeable future, but in no event shall I attempt to transfer or dispose of them at any time that would render the Company an investment company, a registered investment advisor, or a regulated hedge fund.

     c.   I am aware that, in the view of the Securities and Exchange Commission, a purchase of securities with an intent to resell by reason of any foreseeable specific contingency or anticipated change in market values, or any change in the condition of the Company or its business, or in connection with a contemplated liquidation or settlement of any loan obtained for the acquisition of any of the Class C Units and for which the Class C Units were or may be pledged as security would represent an intent inconsistent with the investment representations set forth above.

     d.   I understand that any sale, transfer, pledge or other disposition of the Class C Units by me will require conformity with the restrictions contained in this Section 4 and the Operating Agreement.

5.   **Investor Qualifications.** I represent and warrant that I have read and am familiar with the requirements of Rule 100(a) (2) of Regulation Crowdfunding. I further represent and warrant that, including the amount set forth on the signature page hereto, in the past 12 month period, I have not exceeded the investment limit as set forth in Rule 100(a) (2) of Regulation Crowdfunding.

6.   **Miscellaneous**.

     a.   I agree to furnish any additional information that the Company or its counsel deem necessary in order to verify the responses set forth above.

     b.   I understand the meaning and legal consequences of the agreements, representations and warranties contained herein. I agree that such agreements, representations and warranties shall survive and remain in full force and effect after the execution hereof and payment for the Class C Units. I further agree to indemnify and hold harmless the Company, and each current and future member of the Company from and against any and all loss, damage or liability due to, or arising out of, a breach of any of my agreements, representations or warranties contained herein.

c. This Subscription Agreement shall be construed and interpreted in accordance with Minnesota law without regard to the principles regarding conflicts of law.

7. **Subscribers Source of Funds**. Pursuant to The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (USA PATRIOT ACT) of 2001, please indicate the source of funds used to purchase the securities subscribed for herein:

FAILURE TO RESPOND TO THIS INQUIRY WILL RESULT IN A REJECTION OF YOUR SUBSCRIPTION AGREEMENT.

☐ Cash   ☐ Liquidation   ☐ CD
☐ Margin or Bank   ☐ Money Market   ☐ Other – explain:

[Signatures on Following Page]

SIGNATURES

Instructions. If the subscriber is an Individual, please fill out and sign only the "Individual Subscriber" and "Individual Subscriber Type of Ownership" sections below. If the subscriber is an Entity, please fill out and sign only the "Entity Subscriber" and "Entity Subscriber Type of Ownership" sections below.

Individual Subscriber(s):

Dated: _____   Dated: _____

_____   _____
Signature   Signature of Second Individual, if applicable

_____   _____
Name (Typed or Printed)   Name (Typed or Printed)

_____   _____
Social Security Number   Social Security Number

_____   _____
Telephone Number   Telephone Number

_____   _____
Residence Street Address   Residence Street Address

_____   _____
City, State & Zip Code   City, State & Zip Code
(Must be same state as in Section 1)   (Must be same state as in Section 1)

_____   _____
Mailing Address   Mailing Address
(Only if different from residence address)   (Only if different from residence address)

_____   _____
City, State & Zip Code   City, State & Zip Code

Individual Subscriber Type of Ownership:

The Units subscribed for are to be registered in the following form of ownership (check one):

☐   Individual Ownership

☐   Joint Tenants with Right of Survivorship (both parties must sign). Briefly describe the
    relationship between the parties (e.g., married). _____

☐   Tenants in Common (both parties must sign). Briefly describe the relationship between
    the parties (e.g., married): _____

Entity Subscriber:

Dated:_____

_____	_____
Name of Entity (Typed or Printed)	Telephone Number
_____	_____
Signature of Authorized Person	Entity's Tax Identification Number
_____	_____
Name & Title of Signatory	Contact Person (if different from Signatory)
_____	_____
Principal Executive Office Address	Mailing Address (If different from principal executive office)
_____	_____
City, State & Zip Code	City, State & Zip Code (Must be same state as in Section 1)

Entity Subscriber Type of Ownership:

The Units subscribed for are to be registered in the following form of ownership (check one):

☐ Partnership

☐ Limited Liability Company

☐ Corporation

☐ Trust or Estate (Describe, and enclose evidence of authority)

**ACCEPTANCE**

This Subscription Agreement is accepted by The Greg Miller Project, LLC.

Dated:_____   **THE GREG MILLER PROJECT, LLC**

                                       _____
                                       Gregory D. Miller, President